January 10, 2013

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Attn:    Lyn Shenk
Jeffrey Sears
Doug Jones

Re:       Netflix, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 10, 2012
File No. 000-49802

Ladies and Gentlemen:

Based on our discussions with the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on December 20, 2012 and January 8, 2013, Netflix, Inc. (“Netflix” or “the Company” or “we”) submits the following as a supplement to our previous response letter dated October 24, 2012 relating to the Staff's comments on the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2011, filed on February 10, 2012 (the “Filing”).

In this letter, we have recited each discussion point in bold italic type and have followed each comment with Netflix's response.

1.
Using the 9/30/2012 10Q as a reference point, the analysis of results of operations in md&a starts with a segment level overview followed by detailed consolidated level analysis. As a suggestion, consider reorienting the analysis to start with a consolidated level overview followed by a detailed segment level analysis. We think this will provide more fulsome disclosure without duplication by moving detailed analysis from the consolidated level to the segment level where there is a closer association.

In future filings, we will reorganize the Results of Operations section of Management's Discussion and Analysis (“MD&A”) as follows:

•	Consolidated Overview

•	Domestic Streaming Segment

•	International Streaming Segment

•	Domestic DVD Segment

•	Consolidated Technology and Development

•	Consolidated General and Administrative

•	Consolidated Income Tax

2.	Present the consolidated and segment analysis of cost of revenue in md&a on a basis consistent with the presentation in the income statement.

a.
For consolidated, provide narrative sections or paragraphs for each of subscription and fulfillment expenses within cost of revenue, since these are the line items in the income statement and in the consolidated table in md&a. For example, in the 9/30/2012 10Q you go from subscription expense and fulfillment expense on the IS and md&a table to a discussion of content acquisition and licensing expenses and content delivery expenses without any mention of subscription expense or fulfillment expense. Please also continue to discuss the underlying components within each of subscription expense and fulfillment expense, such as content acquisition and licensing expenses and content delivery expenses like you currently do, to the extent any component materially contributes to investors' understanding of results or variances.

b.
For segments, present subscription and fulfillment expenses separately in the tables for segment results, accompanied by separate analysis of each with discussion of material underlying components similar to what we just mentioned for the consolidated analysis so the segment presentation is consistent with the consolidated analysis.

We respectfully advise the Staff that because Fulfillment expenses now represent less than 10% of Cost of revenues, we do not plan to present these amounts as a separate line item on the Consolidated Statements of Operations in future filings. Alternatively, we will present a single Cost of revenues line that combines both the costs of subscription and fulfillment expenses. We further advise the Staff that in our Results of Operations in MD&A, we will provide by segment a separate analysis of Cost of revenues and Marketing for each period presented to be consistent with the presentation on the Consolidated Statements of Operations.
As suggested by the Staff, we will continue to discuss the underlying components of Cost of revenues and Marketing by segment in MD&A to the extent any component materially contributes to an investor's understanding of the business.
The aforementioned disclosures are illustrated in the following example based on the 9/30/2012 10Q:

Overview

We are the world's leading Internet subscription service for enjoying TV shows and movies. Our subscribers can instantly watch as many TV shows and movies as they want, streamed over the Internet to their TVs, computers and mobile devices. Additionally, in the U.S., our subscribers can receive standard definition DVDs, and their high definition successor, Blu-ray discs (collectively referred to as “DVD”), delivered quickly to their homes.

We are a pioneer in the Internet delivery of TV shows and movies, launching our streaming service in 2007. Since this launch, we have developed an ecosystem of Internet-connected devices and have licensed increasing amounts of content that enable consumers to enjoy TV shows and movies directly on their TVs, computers and mobile devices. As a result of these efforts, we have experienced growing consumer acceptance of and interest in the delivery of TV shows and movies directly over the Internet. We believe that the DVD portion of our domestic service will be a fading differentiator to our streaming success. Historically, our acquisition of new subscriptions has been seasonal with the first and fourth quarters representing our strongest net subscription additions and our second quarter representing the lowest net subscription additions in a calendar year.

Consolidated Results of Operations
The following represents our consolidated performance highlights:

	Three Months Ended			Change
	September 30, 2012	June 30, 2012	September 30, 2011	Q3'12 vs. Q2'12	Q3'12 vs. Q3'11
	(in thousands, except per share data)
Revenues	$905,089	$889,163	$821,839	2%	10%
Contribution profit	129,218	127,511	196,114	1%	(34)%
Operating income	16,135	16,154	96,842	—%	(83)%
Net income	7,675	6,164	62,460	25%	(88)%
Diluted earnings per share	0.13	0.11	1.16	18%	(89)%
Free cash flow	(20,462)	11,168	13,781	NM	NM

Consolidated revenues, operating income and net income for the third quarter of 2012 were relatively flat as compared to the second quarter of 2012. We expect consolidated revenues to increase at a modest pace sequentially in future quarters driven by the growth in global streaming subscriptions and partially offset by a decline in domestic DVD subscriptions. Investments in streaming content and marketing to support new international markets may result in future consolidated net losses.
Free cash flow for the three months ended September 30, 2012 decreased $31.6 million as compared to the three months ended June 30, 2012 to negative $20.5 million. Significant uses of cash in the quarter were cash payments for content (in excess of the expense), cash payments for property and equipment (in excess of depreciation expense) primarily related to equipment for our Open Connect content delivery program and reductions in miscellaneous accounts payable and accrued expenses. These uses of cash were partially offset by net income excluding the impact of non-cash stock compensation. The excess content payments over expense will continue to fluctuate over time based on new content licenses domestically and internationally and in particular may increase as a result of the timing of payments for original programming. Our movement into original programming will require more up-front cash payments than our typical licensing agreements, beginning in the fourth quarter of 2012 and increasing in 2013. We expect that free cash flow in future periods will be negatively impacted by investments in new international markets and in original content.

Prior to July 2011, in the U.S., our streaming and DVDs-by-mail operations were combined and subscribers could receive both streaming content and DVDs under a single “hybrid” plan. In July 2011, we introduced DVD only plans and separated the combined plans, making it necessary for subscribers who wish to receive both streaming services and DVDs-by-mail to have two separate subscription plans. This resulted in a price increase for our members who were taking a hybrid plan. We made a subsequent announcement during the third quarter of 2011 concerning the rebranding of our DVDs-by-mail service and the separation of the DVDs-by-mail and streaming websites. The consumer reaction to the price change, and to a lesser degree, the branding announcement, was very negative leading to significant customer cancellations. We subsequently retracted our plans to rebrand our DVDs-by-mail service and separate the DVDs-by-mail and streaming websites. As subscribers were able to receive both streaming and DVDs-by-mail under a single hybrid plan prior to the fourth quarter of 2011, it is impracticable to allocate revenues and expenses to the Domestic streaming and Domestic DVD segments prior to the fourth quarter of 2011.

Our core strategy is to grow a streaming subscription business domestically and internationally. We are continuously improving the customer experience, with a focus on expanding our streaming content, enhancing our user interface and extending our streaming service to even more Internet-connected devices, while staying within the parameters of our consolidated net income (loss) and operating segment contribution profit (loss) targets. As we grow our streaming subscription segments, we have shifted spending away from the Domestic DVD segment to invest more in streaming content and marketing our streaming services.

•	We define contribution profit as revenues less cost of revenues and marketing expenses. We believe this is an important measure of our operating segment performance.

•
For the Domestic and International Streaming segments, content licensing expenses represent the vast majority of cost of revenues. Streaming content rights are generally specific to a geographic region and accordingly our international expansion will require us to obtain additional streaming content licenses to support new international markets. Other cost of revenues such as content delivery expenses, customer service and credit card fees tend to be lower as a percentage of total cost of revenues. We utilize both our own and third-party content delivery networks to help us efficiently stream content in high volume to our subscribers over the Internet. Content delivery expenses therefore also include equipment costs related to our own streaming content delivery networks ("Open Connect") and all third party costs associated with delivering streaming content over the Internet.

•
For the Domestic and International Streaming segments, marketing expenses consist primarily of advertising expenses and also include payments made to our affiliates and consumer electronics partners and payroll related expenses. Advertising expenses include promotional activities such as television and online advertising as well as allocated costs of revenues relating to free trial periods. Payments to our affiliates and consumer electronics partners may be in the form of a fixed-fee or may be a revenue sharing payment. Marketing costs as a percentage of revenues are higher for the streaming business given our focus on building consumer awareness of the streaming offerings. Marketing costs are immaterial for the Domestic DVD segment.

•
As a result of our focus on growing the streaming segments, contribution margins for the Domestic and International Streaming segments are lower than for our Domestic DVD segment. Also impacting the Domestic streaming segment was the loss of subscribers resulting from the consumer reaction to the pricing and plan changes made in the third quarter of 2011. We expect that the investments in content and marketing associated with the streaming service segments will slow relative to revenue to allow for contribution margin expansion over time.

Domestic Streaming Segment

	Three Months Ended		Change
	September 30, 2012	June 30, 2012	Q3'12 vs. Q2'12
	(in thousands, except percentages)
Subscriptions
Net additions	1,163	528	120%
Total subscriptions	25,101	23,938	5%
Paid subscriptions	23,801	22,686	5%

Contribution profit
Revenues	556,027	532,705	4%
Cost of revenues	399,124	378,574	5%
Marketing	65,955	70,959	(7)%
Contribution profit	90,948	83,172	9%
Contribution margin	16%	16%

In the Domestic streaming segment, we derive revenues from services consisting solely of streaming content offered through a subscription plan priced at $7.99 per month. Domestic streaming revenues increased as a result of the growth in the average number of paying streaming subscriptions. We expect streaming subscriptions domestically to continue to grow.

Cost of revenues, consisting primarily of expenses related to the licensing of content, increased due to the continued investments in existing and new streaming content available for viewing to our subscribers.

Marketing decreased primarily due to a decrease in marketing program spending primarily in television advertising partially offset by increases in online and direct-mail advertising.
Our Domestic Streaming segment had a contribution margin of 16% for the third quarter of 2012. We expect further contribution margin expansion as investments in domestic content and marketing grow slower than domestic streaming revenue.

International Streaming Segment

	Three Months Ended		Change
	September 30, 2012	June 30, 2012	Q3'12 vs. Q2'12
	(in thousands, except percentages)
Subscriptions
Net additions	687	559	23%
Total subscriptions	4,311	3,624	19%
Paid subscriptions	3,689	3,024	22%

Contribution profit
Revenues	77,744	64,973	20%
Cost of revenues	124,379	108,542	15%
Marketing	45,742	45,858	—%
Contribution loss	(92,377)	(89,427)	3%

In the International streaming segment, we derive revenues from services consisting solely of streaming content offered through a subscription plan priced at approximately the equivalent of USD7.99 per month. In September 2010, we began international operations in Canada. We expanded to Latin America in September 2011 and the U.K. and Ireland in January 2012. In October 2012, we launched our streaming service in Norway, Denmark, Sweden and Finland. International revenues increased primarily due to our launch in Latin America in September 2011 and our launch in the U.K. and Ireland in January 2012. International streaming revenues increased as a result of the growth in the average number of paying international streaming subscriptions resulting from continued subscription growth across all international regions. International streaming subscriptions account for 15% of total streaming subscriptions at the end of the third quarter. We expect streaming subscriptions internationally to continue to grow.

Cost of revenues, consisting primarily of expenses related to the licensing of content, increased due to the continued investments in existing and new streaming content available for viewing to our subscribers.

Marketing expenses incurred by our International streaming segment have been significant and will fluctuate dependent upon the number of International territories in which our streaming service is offered and the timing of the launch of new territories. Typically for a specific territory, marketing expenses represent a larger percentage of total expenses at launch.
    Our International Streaming segment does not benefit from the established subscriber base that exists for the Domestic Streaming segment. As a result of having to build a member base from zero, investments in streaming content and marketing for our International segment are larger initially relative to revenues, in particular as new territories are launched. The contribution losses for our International segment have been significant and we expect will continue to be significant as we expand globally. Our contribution loss for the International streaming segment increased from the second quarter of 2012 due to increased investments in our content library to drive more membership growth and viewing.

Domestic DVD Segment

	Three Months Ended		Change
	September 30, 2012	June 30, 2012	Q3'12 vs. Q2'12
	(in thousands, except percentages)
Subscriptions
Net additions	(634)	(849)	(25)%
Total subscriptions	8,606	9,240	(7)%
Paid subscriptions	8,465	9,145	(7)%

Contribution profit
Revenues	271,318	291,485	(7)%
Cost of revenues	139,135	156,312	(11)%
Marketing	1,536	1,407	9%
Contribution profit	130,647	133,766	(2)%
Contribution margin	48%	46%

In the Domestic DVD segment, we derive revenues from our DVDs-by-mail subscription services. The price per plan for DVDs-by-mail varies from $4.99 to $43.99 per month based on the number of DVDs that a subscriber may have out at any given point. Customers electing access to high definition Blu-ray discs in addition to standard definition DVDs pay a surcharge ranging from $2 to $4 per month for our most popular plans. The decrease in Domestic DVD revenue was due to the decrease in the average number of paying DVD subscriptions. We expect DVD subscription declines to continue to moderate.

Cost of revenues consists primarily of expenses related to the acquisition of content, content delivery and fulfillment expenses. The decrease was driven by the decrease in the average number of paid DVD subscriptions.

The Domestic DVD segment had a small increase in contribution margin to 48% compared to 46% in the second quarter of 2012 due to a lower revenue mix in content utilization subject to revenue sharing agreements. Given that our core strategy is to grow a streaming subscription business both domestically and internationally, we do not expect future investments in DVD content, technology or marketing to be material. Current and future expenses for the Domestic DVD segment are primarily variable in nature such as shipping and packaging associated with delivery of DVDs-by-mail. As a result, contribution margins for the Domestic DVD segment are expected to increase slightly for the remainder of the year, while DVD subscription declines continue to moderate.

3.
Also for segment tables, present a separate line for marketing expenses rather than aggregate it with cost of revenue. We are not aware of any basis to aggregate these two separate IS line items, especially since marketing expense is a different type of expense from cost of revenue. We believe this will give investors a better understanding of the relative contributions by each to segment results, especially in regard to your international segment given your disclosure of the significance of marketing expense and its contribution to losses in that segment.

To be consistent with the separate analysis by segment of Cost of revenues and Marketing expenses discussed above, all tables presenting segment results in MD&A and the footnotes to the Consolidated Financial

Statements will present the amounts for Cost of revenues and Marketing separately. In future filings, the Company will present segment information as follows based on 9/30/2012 10Q:

	As of/ Three months ended September 30, 2012
	Domestic Streaming	International Streaming	Domestic DVD	Consolidated
	(in thousands)
Total subscriptions at end of period	25,101	4,311	8,606	—
Revenues	$556,027	$77,744	$271,318	$905,089
Cost of revenues	399,124	124,379	139,135	662,638
Marketing	65,955	45,742	1,536	113,233
Contribution profit (loss)	$90,948	$(92,377)	$130,647	$129,218
Other operating expenses				113,083
Operating income				16,135
Other income (expense)				(4,189)
Provision for income taxes				4,271
Net income				$7,675

	As of/ Three months ended September 30, 2012
	Domestic Streaming	International Streaming	Domestic DVD	Consolidated
	(in thousands)
Total content library, net	$2,234,044	$443,152	$25,139	$2,702,335
Amortization of content library	$296,236	$114,711	$13,132	$424,079

4.
Continue to quantify all factors identified as a cause for material variances in expense categories between comparable periods as indicated in your response to us. Please note that where you quantify changes in terms of percentages, you need to provide some context to enable investors to equate them in terms of dollars, otherwise investors do not have sufficient information to assess the relative magnitude. This is something that our divisional chief accountants office has directed to us. Let me give you examples in the 9/30/2012 10Q where you state percentages without any context for knowing what the relative impact is in terms of dollars:

a.
In the segment overview, for the domestic streaming segment, content acquisition and licensing expense increased 5% quarter over quarter and marketing decreased by 7%, and for the international segment, increases in content acquisition and licensing expenses were 14%.

b.
In the consolidated cost of revenue discussion, within the year over year 3 months analysis, a 26% increase in the Domestic segment and a 348% in the International segment in regard to content acquisition and licensing expenses, and costs associated with your use of own and third-party streaming content delivery networks increased 37% in regard to content delivery expenses; within the 9 months analysis, a 44% increase in the domestic segment; in the preceding quarter to current quarter 3 months analysis, a 14% increase in the international segment, 5% increase in the Domestic streaming segment and a decrease in the Domestic DVD segment of 18%.

We respectfully advise the Staff that in future filings we will present separately Cost of revenues and Marketing by segment. Therefore, the percentage changes for these two items will be associated with the dollar changes for context. We confirm that as noted above, we will continue to discuss the underlying components of Cost of revenues and Marketing by segment in MD&A to the extent any component materially contributes to an investor's understanding of the business.

5.
Based on the internal info provided to us, it looks like you are required to disclose the amount of depreciation and amortization for each segment within the segment note because it is part of the segment measure of performance to CODM pursuant to ASC 280-10-50-22. Since this is to be disclosed in the segment note, consider providing a comparative discussion of depreciation and amortization in the analysis of segments in md&a to the extent that this has a material impact on the results of any segment in the context of what we just discussed in regard to the cost of revenue analysis.

In future filings we will disclose in the footnotes to the Consolidated Financial Statements the amount of amortization of content library for each operating segment as this amount is included in segment contribution profit (loss). The amortization of the content library currently represents more than 90% of total depreciation and amortization expense included in contribution profit (loss). We refer the Staff to discussion point #3 above for an illustration of the segment footnote.
As noted above, we will continue to discuss the underlying components of Cost of revenues and Marketing by segment in MD&A to the extent any component materially contributes to an investor's understanding of the business.

6.
Our last point is that we encourage you to consider disclosing content assets, or at least total long lived assets, for each segment. Even though technically it may not be required by GAAP because it appears this info is not reported to the CODM, it appears to us that it makes sense to report it in your case because of the close correlation between content and revenues, and given that content has been significantly increasing. We note that you have a chief content officer, so it appears that content may be considered to some degree in managing your business. Because of these preceding points, it is not clear to us why managing assets by segment is not necessary in managing your business, or why disclosing content assets by segment is not relevant to investors or is competitively sensitive, all of which are points we could pursue further understanding.

In future filings, we will present total content library by segment in the footnotes to the Consolidated Financial Statements as suggested by the Staff. We refer the Staff to discussion point #3 above for an illustration.

*      *      *

We further acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I may be contacted via email (dwells@netflix.com) or telephone (408) 540 3769. You may also fax any additional correspondence to the following number (408) 384 5170.

Sincerely,

By:	/s/ David Wells
David Wells
Chief Financial Officer, Netflix Inc.

Cc:	David Hyman (Netflix Inc.) J.C. Berger (Netflix Inc.)